Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name & Address of Company

Metalla Royalty & Streaming Ltd. (the “Company”)
Suite 1010 – 8 King Street East
Toronto, Ontario
M5C 1B5

Item 2.	Date of Material Change

June 1, 2017

Item 3.	News Release

A press release dated June 1, 2017 was issued to the British Columbia, Alberta, and Ontario Securities Commissions, the CSE, and through the facilities of Marketwired.

Item 4.	Summary of Material Change

The Company announced that it has closed the transaction with Matamec Explorations Inc. to acquire net smelter return royaltes on properties located in Timmins, Ontario.

Item	5.	Full Description of Material Change

Item	5.1	Full Description of Material Change

Please refer to the press release of the Company disseminated on May 26, 2017 attached hereto.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Kim Casswell, Corporate Secretary
Phone: 604-669-0660
Email: kcasswell@seabordservices.com

Item 9.	Date of Report:

June 1, 2017

METALLA COMPLETES ACQUISITION OF
HOYLE POND EXTENSION ROYALTIES

FOR IMMEDIATE RELEASE	Toronto CSE: MTA
OTCQB: EXCFF
June 1, 2017	Frankfurt: X9CP

Toronto, Canada: Metalla Royalty & Streaming Ltd. (“Metalla” or the “Company”) (CSE:MTA) (OTCQB:EXCFF) (FRANKFURT:X9CP) is pleased to announce that it has closed the transaction with Matamec Explorations Inc. (“Matamec”) to acquire net smelter return (“NSR”) royalties on properties located in Timmins, Ontario. Details of the transaction were disclosed in the May 4th, 2017 press release.

The agreement was negotiated at arm’s length between Metalla and the Vendor. No brokerage or finder’s fees were paid in association with the acquisition.

Metalla Royalty & Streaming Ltd. is a precious metals royalty and streaming company engaged in the acquisition and management of precious metal royalties, streams, and similar production based interests.

On behalf of the Board of Directors:	For more information, please contact:
“Brett Heath”	Tel: 416-925-0090
President and Director	Email: info@metallaroyalty.com
Metalla Royalty & Streaming Ltd.	Website: www.metallaroyalty.com

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com